SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 3.151.451 Net interest income 514.613 Loans and accounts receivables from customers and banks, net 40.121.262 Net fee and commission income 172.499 Loans and accounts receivables from customers at fair value, net 107.779 Result from financial operations 67.249 Financial instruments 9.340.996 Total operating income 754.361 Financial derivative contracts 12.962.986 Provision for loan losses (172.582) Other asset ítems 5.120.550 Support expenses (295.776) Total assets 70.805.024 Other results (35.620) Income before tax 250.383 Principal liabilities MCh$ Income tax expense (54.608) Deposits and other demand liabilities 14.080.304 Net income for the period 195.775 Time deposits and other time liabilities 16.283.614 Issued debt and regulatory capital instruments 10.803.405 Attributable to: Financial derivative contracts 13.859.346 Equity holders of the Bank 191.134 Other liabilities ítems 11.452.235 Non-controlling interest 4.641 Total equity 4.326.120 Total liabilities and Equity 70.805.024 Equity attributable to: Equity holders of the Bank 4.196.832 Non-controlling interest 129.288 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of April 30, 2024 The principal balances and results accumulated for the period ending April 2024 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Abril de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Abril de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	3.151.451
Créditos y cuentas por cobrar a clientes y bancos	40.121.262
Créditos y cuentas por cobrar a clientes a valor razonable	107.779
Instrumentos financieros	9.340.996
Contratos de derivados financieros	12.962.986
Otros rubros del activo	5.120.550
Total Activos	**70.805.024**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.080.304
Depósitos y otras captaciones a plazo	16.283.614
Instrumentos de deuda y capital regulatorio emitidos	10.803.405
Contratos de derivados financieros	13.859.346
Otros rubros del pasivo	11.452.235
Total patrimonio	4.326.120
Total Pasivos y Patrimonio	**70.805.024**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.196.832
Interés no controlador	129.288

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	514.613
Ingresos netos de comisiones	172.499
Resultado de operaciones financieras	67.249
Total ingresos operacionales	**754.361**
Gasto de pérdidas crediticias	(172.582)
Gastos de apoyo	(295.776)
Otros resultados	(35.620)
Resultado antes de impuesto	**250.383**
Impuesto a la renta	(54.608)
Utilidad consolidada del periodo	**195.775**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	191.134
Interés no controlador	4.641

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence. ¿Qué podemos hacer por ti hoy?